March 9, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding N.V.
Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

On behalf of Sensata Technologies Holding N.V. (the “Company”), we are writing to respond to the comments raised in your letter to the Company, dated March 9, 2010. The Company has not filed an amendment to the Registration Statement on Form S-1 concurrently with this letter. However, the Company has indicated in certain of its responses how the prospectus (the “Prospectus”) will be revised in response to the staff’s comments, and for certain responses the revised pages from the Prospectus reflecting the revised or new disclosure is attached to this letter.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). The revised pages of the Prospectus that are attached to this letter are marked to show changes from Amendment No. 6 to the Registration Statement on Form S-1 filed with the SEC on March 9, 2010. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the Prospectus contained that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

March 9, 2010

Principal and Selling Shareholders, page 144

1.	We note your response to prior comment 7; however, the disclosure that you provide to satisfy your obligations under Regulation S-K Item 403 must be consistent with the definition of beneficial ownership in that Item. You may provide additional information by footnote, another table or otherwise, but that additional information may not replace the disclosure required by Item 403.

Response: The Company has revised the disclosure on pages 144 through 147 of the Prospectus in response to the staff’s comment to omit the shares indirectly owned by the Named Executive Officers. These pages are attached to this letter in their entirety.

Underwriting, page 182

2.	We reissue comment 9 because your disclosure continues to omit information from your previous disclosure. For example, the current amendment does not mention past holdings by Goldman Sachs.

Response: The Company will add the following disclosure to the referenced paragraph on page 182 of the Prospectus in response to the staff’s comment:

As of December 30, 2009, Goldman, Sachs & Co. and its affiliates held approximately $10.4 million of the outstanding indebtedness under the Senior Secured Credit Facility.

As of February 25, 2010, neither Goldman, Sachs & Co. nor any of its affiliates held any of our indebtedness under the Senior Secured Credit Facility, 8% Senior Notes, 9% Senior Subordinated Notes or 11.25% Senior Subordinated Notes.

Directed Share Program, page 186

3.	From your revisions in response to prior comment II, it remains unclear whether a directed share participant who does not pay for the shares may retain the shares, whether because the shares cannot he sold or reallocated or otherwise. Please revise.

Response: A directed share participant who does not pay for its shares may not retain the shares, regardless of whether the shares can be sold or reallocated. The Company will revise the disclosure on page 186 of the Prospectus to state as follows (revisions are in bold and underlined):

At our request, certain underwriters will reserve up to five percent of ordinary shares to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers and employees and certain individuals associated with us. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ordinary shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. Incorporated and its affiliates from and against any and all losses, claims, damages and liabilities caused by the failure of any participant in the directed share program to pay for shares that the participant agreed to purchase. In the event a participant fails to pay for any such shares by the settlement date, the shares will, subject to compliance with applicable law and regulation and at the discretion of the applicable underwriter, be sold, reallocated or returned to an underwriter. Under the terms of the directed share program, the participant may be held liable for losses, if any, resulting from such sale or reallocation. As stated above, we have agreed to indemnify Morgan Stanley & Co. Incorporated and its affiliates for any such losses.

Securities and Exchange Commission

March 9, 2010

Exhibits

4.	Please expand your response to the first bullet point of prior comment 12 to explain why the assumption regarding the private deed of issuance is necessary. Include in your response a clear explanation of:

•	why the deed cannot be “validly executed” before the opinion is issued, and
•

how the shares could be issued “in accordance with the Underwriting Agreement” but not be issued pursuant to “a validly issued Deed of Issuance in the form reviewed by” counsel. If the underwriting agreement contemplates that the shares would be issued pursuant to a valid deed, it is unclear why an opinion that is conditioned on the shares being issued in accordance with the underwriting agreement must also include a condition regarding the deed.

Also provide in your response an analysis of the risk to investors if the condition in the opinion regarding the deed does not occur and why you believe that disclosure in your prospectus regarding that risk is not necessary.

Response: In response to the staff’s comments, counsel to the Company informs the staff of the following

•

Execution of a deed of issuance is the legal action that has to be taken under Dutch law to effectuate the issuance of shares. The Deed of Issuance cannot be issued prior to effectiveness, because then the shares would actually be issued and outstanding. The shares will only be issued to the underwriters at closing. Without the execution of the Deed of Issuance, the shares will not be issued. There is no risk for investors to receive shares that are not validly issued, because investors can only receive shares after these have been legally issued (to the underwriters at Closing).

•

The Purchase Price for the shares will be paid in accordance with the Underwriting Agreement. The shares will be validly issued and outstanding upon (i) validly execution of the Deed of Issuance and (ii) upon payment in full of the shares in accordance with the Underwriting Agreement. This means that investors can not receive shares that are not fully paid up, since they can only receive shares after these were issued (to the Underwriters at closing).

•

Closing will not take place if shares are not issued to the underwriters by way of (i) valid execution of the Deed of Issuance and (ii) payment in full of the shares in accordance with the Underwriting Agreement.

5.	Your response to the second bullet point of prior comment 12 does not address our concern regarding the language in the opinion that might be inconsistent with the liability provisions of the United States securities laws applicable to your registration statement and appears to suggest to investors that those provisions may be limited contrary to Section 14 of the Securities Act. Please file an opinion that is revised accordingly.

Response: In response to the staff’s comment, the referenced sentence in the opinion will be revised to read as follows:

“This opinion and any issues arising under this opinion will be governed by Dutch law.”

Securities and Exchange Commission

March 9, 2010

Signatures

6.	Please include the signature of your duly authorized representative in the United States.

Response: The Company has revised the signature page in response to the staff’s comment. This page is attached to this letter in its entirety.

Should you have any questions relating to any of the changes reflected in the Amendment, please feel free to contact the undersigned on my cell phone ((312) 804-2846), or in my absence, Bradley Reed on his cell phone ((312) 523-8060).

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrinos

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of February 23, 2010 by:

•	each person known to us to beneficially hold 5% or more of our ordinary shares;

•	each of our directors as of the completion of this offering;

•	each of our Named Executive Officers;

•	all of our executive officers and directors as of the completion of this offering as a group; and

•	each selling shareholder.

The percentage of shares beneficially owned before the offering shown in the table is based upon 144,489,586 ordinary shares outstanding as of February 23, 2010, which includes 433,018 shares that are subject to forfeiture until such shares have vested and are not considered outstanding for accounting purposes. The information relating to numbers and percentages of shares beneficially owned after the offering gives effect to the issuance of ordinary shares in this offering, the sale of ordinary shares by the selling shareholders following the exercise of certain of their options and the vesting of stock options pursuant to the achievement of the performance target under the 2006 Option Plan in connection with this offering.

Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable on or before April 24, 2010, which is 60 days after February 23, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other persons. Certain of our Named Executive Officers own shares of our principal shareholder, Sensata Investment Co. We have not included in the table the number of our ordinary shares that such Named Executive Officers may be deemed to indirectly own as a result of owning such shares of Sensata Investment Co. because none of these Named Executive Officers exercise voting or investment power with respect to these shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Each of the persons listed below under “Other Selling Shareholders” is an employee of Sensata. For a description of the material relationships between us and our principal shareholder, Sensata Investment Co., and each of our Named Executive Officers, see “Certain Relationships and Related Party Transactions.” None of the selling shareholders is a broker-dealer or affiliated with a broker-dealer.

Sensata Investment Co. acquired the ordinary shares being offered hereby in the 2006 Acquisition at a price per share of approximately $6.85. All of the ordinary shares being offered by the other selling shareholders will be acquired upon the concurrent exercise of an equal number of outstanding employee stock options. These options were granted to such employees under our existing equity inventive plans in the ordinary course of business, have exercise prices ranging from $6.99 per share to $11.38 per share and, on an aggregate basis, have a weighted-average exercise price for the shares to be sold in this offering of $7.10 per share.

The following table summarizes the respective grant dates for the options that will be exercised by the selling shareholders and sold in this offering:

	Number of Shares
Option Grant Date	Offering	Over-Allotment Option
May 18, 2006	279,946	279,521
October 31, 2006	4,924	4,917
March 28, 2007	54,554	54,472
September 7, 2007	4,914	4,906
November 1, 2007	5,733	5,724
January 17, 2008	3,931	3,925

Total	354,002	353,465

Except as noted below, the address for each of the directors and Named Executive Officers is c/o Sensata Technologies, Inc., 529 Pleasant Street, Attleboro, Massachusetts 02703. The address for Sensata Investment Co. is Socíeté en Commandite par Actions 9A Parc d’, Activité, Syrdall, L-5365 Munsbach, Luxembourg.

	Ordinary Shares Beneficially Owned Before the Offering		Ordinary Shares Being Sold in the Offering	Ordinary Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
Principal Shareholder:
Sensata Investment Company S.C.A.(1)(2)(3)	144,029,636	99.9%	4,930,209	139,099,427	81.3%
Directors and Named Executive Officers:
Thomas Wroe(4)	524,217	0.4%	71,005	1,230,210	0.7%
Jeffrey Cote(5)	330,900	0.2%	47,173	759,727	0.4%
Martha Sullivan(6)	409,115	0.3%	59,923	1,000,869	0.6%
Martin Carter	—	—	—	—	—
Steve Major(7)	137,855	0.1%	22,580	390,984	0.2%
Richard Dane, Jr.(8)	175,451	0.1%	28,738	497,615	0.3%
Ed Conard	—	—	—	—	—
Paul Edgerley(9)	144,029,636	99.9%	4,930,209	139,099,427	81.3%
John Lewis(3)	—	—	—	—	—
Michael Jacobson(10)	—	—	—	—	—
Seth Meisel(9)(10)	—	—	—	—	—
Charles Peffer(10)	—	—	—	—	—
Walid Sarkis(9)	144,029,636	99.9%	4,930,209	139,099,427	81.3%
Michael Ward(9)	144,029,636	99.9%	4,930,209	139,099,427	81.3%
Stephen Zide(9)	144,029,636	99.9%	4,930,209	139,099,427	81.3%
All directors and executive officers as a group (15 persons)	144,108,686	100.0%	5,180,155	139,559,377	81.5%
Other Selling Shareholders:
Steve Beringhause	122,449	*	18,060	304,905	0.2%
Geert Braaksma	84,494	*	13,135	221,747	0.1%
Santos Alberto Castillo	18,798	*	3,079	53,315	*
Thomas Charboneau	25,065	*	4,105	71,090	*
Susan Gorius	18,798	*	3,079	53,315	*
Robert Hureau	62,185	*	7,381	104,914	*
Han-Koo Kaang	100,258	*	16,422	284,352	0.2%
Donna Kimmel	118,394	*	16,422	305,583	0.2%
Steve McDonald	20,000	*	4,914	55,086	*
Keng Hooi Ng	18,798	*	3,079	53,315	*
Debra Patsky	16,000	*	3,931	44,069	*
Steven Reynolds	18,798	*	3,079	53,315	*
Takeshi Sato	29,300	*	5,733	63,567	*
Gary John Snyder	84,494	*	13,135	221,747	0.1%
Aaron D. Weis	26,010	*	4,924	54,506	*
Catherine White	25,065	*	4,105	71,090	*

*	Less than 0.1%

(1)	Sensata Investment Co., an entity organized in Luxembourg, is controlled by its manager, Sensata Management Company S.A. In such capacity, Sensata Management Company S.A. through its board of directors acting by a majority exercises voting and dispositive power with respect to the ordinary shares of the issuer owned by Sensata Investment Co. The board of directors of Sensata Management Company S.A. is currently comprised of Ms. Ailbne Jennings and Messrs. Walid Sarkis and Michael Goss. Messrs. Sarkis and Goss are each a managing director of Bain Capital. All of the outstanding capital stock of Sensata Management Company S.A. is owned by Bain Capital Fund VIII, L.P. and Bain Capital Fund VIII-E, L.P. and, in that capacity, these funds have the power to appoint the directors of Sensata Management Company S.A. Because of the relationships described in (2) below, Bain Capital Investors, LLC (“BCI”) may be deemed to control these Bain Capital funds and thus may be deemed to share voting and dispositive power with respect to the shares held by Sensata Investment Co. BCI expressly disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. BCI is controlled by an investment committee comprised of the following managing directors of Bain Capital: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Mark Verdi, Michael Ward and Stephen Zide.
(2)	Bain Capital Fund VIII, L.P. (“Fund VIII”), Bain Capital VIII Coinvestment Fund, L.P. (“Coinvestment VIII”), Bain Capital Fund VIII-E, L.P. (“Fund VIII-E”), Bain Capital Fund IX, L.P. (“Fund IX”), Bain Capital IX Coinvestment Fund, L.P. (“Coinvestment IX”), BCIP Associates III (“BCIP III”), BCIP Trust Associates III (“BCIP Trust III”), BCIP Associates III-B (“BCIP III-B”), BCIP Trust Associates III-B (“BCIP Trust III-B”) and BCIP Associates-G (“BCIP-G”) together hold approximately 80.6% of the equity interests of Sensata Investment Co. BCI is the managing general partner of BCIP III, BCIP Trust III, BCIP III-B, BCIP Trust III-B and BCIP-G. BCI is also the general partner of Bain Capital Partners IX, L.P., which is the general partner of Fund IX and Coinvestment IX, Bain Capital Partners VIII, L.P., which is the general partner of Fund VIII and Coinvestment VIII, and Bain Capital Partners VIII-E, which is general partner of Fund VIII-E. As a result, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by Sensata Investment Co. The address of each entity listed above and each member of the investment committee of BCI is 111 Huntington Avenue, Boston, Massachusetts 02199.
(3)	Asia Opportunity Fund II, L.P. (“Asia Fund II”) and AOF II Employee Co-invest Fund, L.P. (“AOF II”) hold 10.0% and 0.1%, respectively, of the equity interests of Sensata Investment Co. Unitas Capital Equity Partners II, L.P. is the general partner of Asia Fund II and AOF II. Unitas Capital Ltd. is the fund manager to Asia Fund II and AOF II. Mr. Lewis is a Partner of Unitas Capital, and he disclaims the beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares. The address of each entity associated with Unitas is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. The address for Mr. Lewis is c/o Suite 3003 30/F One International Finance Center, 1 Harbour View Street, Central, Hong Kong.
(4)	Includes: (i) before this offering 388,499 options exercisable for ordinary shares, of which 256,409 are held in a family trust established for the benefit of Mr. Wroe’s children, and (ii) after this offering 1,094,492 options exercisable for ordinary shares, of which 256,409 are held in a family trust established for the benefit of Mr. Wroe’s children. Does not include: (i) 93,818 ordinary shares indirectly owned before this offering and (ii) 90,607 ordinary shares indirectly owned after this offering, in each case based on such trust’s direct ownership of 90,816 ordinary shares, or 0.07%, of Sensata Investment Co.
(5)	Includes: (i) before this offering 238,000 options exercisable for ordinary shares and (ii) after this offering 666,827 options exercisable for ordinary shares.
(6)	Includes: (i) before this offering 325,838 options exercisable for ordinary shares and (ii) after this offering 917,592 options exercisable for ordinary shares. Does not include: (i) 33,636 ordinary shares indirectly owned before this offering and (ii) 32,485 ordinary shares indirectly owned after this offering, in each case based on such person’s direct ownership of 32,560 ordinary shares, or 0.02%, of Sensata Investment Co.
(7)	Includes: (i) before this offering 137,855 options exercisable for ordinary shares and (ii) after this offering 390,984 options exercisable for ordinary shares. Does not include: (i) 2,909 ordinary shares indirectly owned before this offering and (ii) 2,810 ordinary shares indirectly owned after this offering, in each case based on such person’s direct ownership of 2,816 ordinary shares, or 0.002%, of Sensata Investment Co.
(8)	Includes: (i) before this offering 175,451 options exercisable for ordinary shares and (ii) after this offering 497,615 options exercisable for ordinary shares. Does not include: (i) 21,818 ordinary shares indirectly owned before this offering and (ii) 21,701 ordinary shares indirectly owned after this offering, in each case based on such person’s direct ownership of 21,120 ordinary shares, or 0.02%, of Sensata Investment Co.

(9)	Messrs. Edgerley, Ward and Zide are each a managing director and member of the investment committee of BCI and therefore may be deemed to share voting and dispositive power with respect to all shares of the issuer that may be deemed to be beneficially owned by the Bain Capital funds as described in Note 2 above. Each of these persons disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Messrs. Meisel and Sarkis are general partners of BCIP III and BCIP Trust III and, as a result, each has a pecuniary interest in the shares held by the entities. Messrs. Meisel and Sarkis do not have any voting and dispositive power with respect to shares beneficially owned by these entities.
(10)	Messrs. Jacobson, Meisel and Peffer will be appointed as directors prior to the effective date of the registration statement of which this prospectus is a part and hold no ordinary shares as of February 23, 2010.

Over-Allotment Option

The shareholders listed below have granted the underwriters an option to purchase up to an aggregate of 4,740,000 additional ordinary shares to cover over-allotments. The following table sets forth certain information regarding the number of shares offered by such shareholders and the beneficial ownership of our ordinary shares by such shareholders assuming the underwriters exercise the over-allotment option in full.

Name	Ordinary Shares Beneficially Owned Before the Offering		Number of Ordinary Shares Being Sold in the Offering	Number of Ordinary Shares Offered In the Over-Allotment Option	Shares Beneficially Owned After the Offering
	Number	Percentage			Number	Percentage
Principal Shareholder:
Sensata Investment Company S.C.A.	144,029,636	99.9%	4,930,209	4,386,535	134,712,892	78.5%
Directors and Named Executive Officers:
Thomas Wroe	524,217	0.4%	71,005	70,898	1,159,312	0.7%
Jeffrey Cote	330,900	0.2%	47,173	47,102	712,625	0.4%
Martha Sullivan	409,115	0.3%	59,923	59,832	941,037	0.6%
Steve Major	137,855	0.1%	22,580	22,546	368,438	0.2%
Richard Dane, Jr.	175,451	0.1%	28,738	28,695	468,920	0.3%
Other Selling Shareholders:
Steve Beringhause	122,449	*	18,060	18,032	286,873	0.2%
Geert Braaksma	84,494	*	13,135	13,115	208,632	0.1%
Santos Alberto Castillo	18,798	*	3,079	3,074	50,241	*
Thomas Charboneau	25,065	*	4,105	4,099	66,991	*
Susan Gorius	18,798	*	3,079	3,074	50,241	*
Robert Hureau	62,185	*	7,381	7,370	97,544	*
Han-Koo Kaang	100,258	*	16,422	16,397	267,955	0.2%
Donna Kimmel	118,394	*	16,422	16,397	288,743	0.2%
Steve McDonald	20,000	*	4,914	4,906	50,180	*
Keng Hooi Ng	18,798	*	3,079	3,074	50,241	*
Debra Patsky	16,000	*	3,931	3,925	40,144	*
Steven Reynolds	18,798	*	3,079	3,074	50,241	*
Takeshi Sato	29,300	*	5,733	5,724	57,843	*
Gary John Snyder	84,494	*	13,135	13,115	208,632	0.1%
Aaron D. Weis	26,010	*	4,924	4,917	49,589	*
Catherine White	25,065	*	4,105	4,099	66,991	*

*	Less than 0.1%

We have agreed to pay all of the expenses of the shareholders selling shares in this offering and in the event the over-allotment option is exercised, other than underwriting discounts and commissions. In the event the underwriters’ over-allotment option is not exercised in full, the number of shares to be sold by the shareholders listed above will be reduced proportionately.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Attleboro, Commonwealth of Massachusetts, on March 10, 2010.

SENSATA TECHNOLOGIES HOLDING N.V.

By:	/s/ Thomas Wroe
Name: Thomas Wroe Its: Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to this registration statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

* Thomas Wroe	Chief Executive Officer	March 10, 2010

/s/ Jeffrey Cote Jeffrey Cote	Chief Financial Officer	March 10, 2010

* Robert Hureau	Chief Accounting Officer	March 10, 2010

* Ed Conard	Director	March 10, 2010

* Paul Edgerley	Director	March 10, 2010

* Michael Jacobson	Director	March 10, 2010

* John Lewis	Director	March 10, 2010

* Seth Meisel	Director	March 10, 2010

* Charles Peffer	Director	March 10, 2010

* Michael Ward	Director	March 10, 2010

* Stephen Zide	Director	March 10, 2010

* Thomas Wroe	Authorized Representative in the United States	March 10, 2010

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 7 to this registration statement pursuant to the Power of Attorney executed by the above-named persons and previously filed with the Securities and Exchange Commission on behalf of such persons.

/s/ Jeffrey Cote Jeffrey Cote, as Attorney-In-Fact

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